EXHIBIT 99.1

FORM 51-102F3 - MATERIAL CHANGE REPORT

1.	Name and Address of Company

Gentor Resources Inc. (the "Company")
1 First Canadian Place
Suite 7070, 100 King Street West
Toronto, Ontario
M5X 1E3

2.	Date of Material Change

January 29, 2014.

3.	News Release

The news release (the "Closing News Release") attached hereto as Schedule "A" was issued through Marketwired on January 29, 2014.

4.	Summary of Material Change

See the attached Closing News Release, which Closing News Release is incorporated herein.

5.	Full Description of Material Change

5.1           Full Description of Material Change

See the attached Closing News Release, which Closing News Release is incorporated herein.  Reference is also made to the news release dated January 22, 2014 attached hereto as Schedule "B" announcing, among other things, the private placement financing and the news release attached hereto as Schedule "C" which is referred to in the said January 22, 2014 news release, which are incorporated herein.

5.2           Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Multilateral Instrument 61-101

As referred to in the attached Closing New Release, Arnold T. Kondrat ("Kondrat"), who is a director and officer of the Company (and also a holder of more than 10% of the outstanding shares of the Company) purchased 7,500,000 units ("Units") at a price of Cdn$0.0525 per Unit issued by the Company under a private placement financing (the "Financing") (each Unit

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consists of one common share of the Company and one warrant of the Company (a "Warrant"), as set out in the attached Closing News Release).  The issuance of these Units to Kondrat is a "related party transaction" within the meaning of Multilateral Instrument 61-101 entitled Protection of Minority Security Holders in Special Transactions ("MI 61-101") (a director of the Company is "related party" of the Company within the meaning of MI 61-101).  Section 5.2 of MI 61-101 requires that certain information be disclosed in this material change report with respect to the Financing, as follows:

(a)        Description of the transaction and its material terms:

See the attached Closing News Release.

(b)        Purpose and business reasons for the transaction:

To provide funds for the Company to be used by the Company for exploration activities related to the Company’s Turkey properties and for general corporate purposes.

(c)        Anticipated effect of the transaction on the issuer's business and affairs:

The Financing improved the Company's financial position by providing funds to be used by the Company for exploration activities related to the Company’s Turkey properties and for general corporate purposes.  The Financing also resulted in a significant number of shares being issued by the Company (or being issuable pursuant to the Warrants), as set out in the attached Closing News Release.

(d)
Description of (i) the interest in the transaction of every interested party and of the related parties and associated entities of the interested parties, and (ii) the anticipated effect of the transaction on the percentage of securities of the issuer, or of an affiliated entity of the issuer, beneficially owned or controlled by each person or company referred to in subparagraph (i) for which there would be a material change in that percentage:

Immediately prior to the closing of the Financing, Kondrat held 14,197,500 (or 22.62%) of the outstanding common shares of the Company.  Taking into account the Units acquired under the Financing, Kondrat now owns a total of 21,697,500 (or 30.88%) of the outstanding common shares of the Company and 7,500,000 Warrants.

(e)
Unless this information will be included in another disclosure document for the transaction, a discussion of the review and approval process adopted by the board of directors and the special committee, if any, of the issuer for the transaction, including a discussion of any materially contrary view or abstention by a director and any material disagreement between the board and the special committee:

The Financing was unanimously approved by the board of directors of the Company.

(f)
Summary, in accordance with section 6.5 of MI 61-101, of the formal valuation, if any, obtained for the transaction, unless the formal valuation is included in its entirety in the material change report or will be included in its entirety in another disclosure document for the transaction:

Not applicable (see item 8(i) of this report below).

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(g)
Disclosure, in accordance with section 6.8 of MI 61-101, of every prior valuation in respect of the issuer that relates to the subject matter of or is otherwise relevant to the transaction (i) that has been made in the 24 months before the date of the material change report, and (ii) the existence of which is known, after reasonable inquiry, to the issuer or to any director or senior officer of the issuer:

Not applicable.

(h)
General nature and material terms of any agreement entered into by the issuer, or a related party of the issuer, with an interested party or a joint actor with an interested party, in connection with the transaction:

Not applicable.

(i)
Disclosure of the formal valuation and minority approval exemptions, if any, on which the issuer is relying under sections 5.5 and 5.7, respectively, of MI 61-101 and the facts supporting reliance on the exemptions:

The Company is relying upon the exemption (the "Valuation Exemption") set out in paragraph (b) of section 5.5 of MI 61-101 (the "Issuer Not Listed on Specified Markets" exemption) in order to exempt the Financing from the valuation requirements of MI 61-101.  The Company is relying upon the exemption (the "Shareholder Approval Exemption") set out in paragraph (b) of section 5.7 of MI 61-101 (the "Fair Market Value Not More Than $2,500,000" exemption) in order to exempt the Financing from the shareholder approval requirements of MI 61-101.

The Valuation Exemption is available if no securities of the Company are listed or quoted on the Toronto Stock Exchange, the New York Stock Exchange, the American Stock Exchange, the NASDAQ Stock Market, or a stock exchange outside of Canada and the United States other than the Alternative Investment Market of the London Stock Exchange or the PLUS markets operated by PLUS Markets Group plc.

The facts supporting reliance on the Valuation Exemption are as follows: the Company’s shares are listed on the TSX Venture Exchange and no securities of the Company are listed or quoted on any of the markets specified above.

The Shareholder Approval Exemption is available if the transaction is a distribution of securities of the issuer to a related party for cash consideration, and if (i) neither the issuer nor, to the knowledge of the issuer after reasonable inquiry, the related party has knowledge of any material information concerning the issuer or its securities that has not been generally disclosed, and the disclosure document for the transaction includes a statement to that effect; (ii) the disclosure document for the transaction includes a description of the effect of the distribution on the direct or indirect voting interest of the related party; (iii) no securities of the issuer are listed or quoted on the Toronto Stock Exchange, the New York Stock Exchange, the American Stock Exchange, the NASDAQ Stock Market, or a stock exchange outside of Canada and the United States other than the Alternative Investment Market of the London Stock Exchange or the PLUS markets operated by PLUS Markets Group plc; (iv) at the time the transaction is agreed to, neither the fair market value of the securities to be distributed in the transaction nor the consideration to be received for those securities, insofar as the transaction involves interested parties, exceeds Cdn$2,500,000; (v) the issuer has one or more independent directors in respect of the transaction who are not employees of the issuer; and (vi) at least two-thirds of the directors described in item (v) approve the transaction.

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The facts supporting reliance on the Shareholder Approval Exemption are as follows: (i) the Financing is a distribution of securities of the Company to a related party (Kondrat) for cash consideration; (ii) neither the Company nor, to the knowledge of the Company after reasonable inquiry, Kondrat has knowledge of any material information concerning the Company or its securities that has not been generally disclosed; (iii) see item 8(d) of this report above for a description of the effect of the Financing on the direct or indirect voting interest of Kondrat; (iv) no securities of the Company are listed or quoted on the Toronto Stock Exchange, the New York Stock Exchange, the American Stock Exchange, the NASDAQ Stock Market, or a stock exchange outside of Canada and the United States; (v) at the time the Financing was agreed to, neither the fair market value of the securities distributed in the Financing nor the consideration received for those securities exceeded Cdn$2,500,000 (the aggregate purchase price for the Units was Cdn$393,750; as well, the last closing price of the Company’s shares on the TSX Venture Exchange prior to the closing date of the Financing was Cdn$0.08 per share); and (vi) the Company has two independent directors in respect of the Financing who are not employees of the Company, and all of the directors of the Company (including the said two independent directors) approved the Financing.

9.           Executive Officer

Arnold T. Kondrat (Executive Vice President) - (416) 366-2221.

10.           Date of Report

February 3, 2014.

Schedule "A"

Gentor Resources Inc.

PRESS RELEASE

GENTOR CLOSES PRIVATE PLACEMENT FINANCING

NOT FOR DISSEMINATION IN THE UNITED STATES

Toronto, Canada – January 29, 2014 - Gentor Resources Inc. ("Gentor" or the "Company") (TSX-V – "GNT") announces that, further to its January 22, 2014 press release, it has closed a non-brokered private placement of 7,500,000 units of the Company (the "Units") at a price of Cdn$0.0525 per Unit for proceeds to the Company of Cdn$393,750.  Each Unit is comprised of one common share of the Company and one warrant of the Company (a "Warrant"), with each Warrant entitling the holder to purchase one common share of the Company at a price of Cdn$0.07 for a period of two years.  The Company intends to use the proceeds from this financing (the "Financing") for exploration activities related to the Company’s Turkey properties and for general corporate purposes.  Arnold T. Kondrat was the purchaser of all of the Units.  Mr. Kondrat is Executive Vice President and a director of the Company and, taking into account the Units acquired under the Financing, now holds 21,697,500 (or 30.88%) of the outstanding common shares of the Company and 7,500,000 Warrants.

The said shares and Warrants issued by the Company under the Financing are subject to a four month "hold period" and the resale rules of applicable securities legislation.

This press release does not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of any of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.  The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or the securities laws of any state of the United States and may not be offered or sold within the United States (as defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or pursuant to an exemption from such registration requirements.

About Gentor
Gentor is a mineral exploration company whose projects include copper and gold properties in the Sultanate of Oman and Turkey.  The Company’s strategy is to create shareholder value by developing highly prospective mineral properties around the globe, with current focus in the Sultanate of Oman and Turkey.

Forward-Looking Information:  This press release contains forward-looking information.  All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the proposed use of the proceeds from the Financing) are forward-looking information.  This forward-looking information reflects the current expectations or beliefs of the Company based on information currently available to the Company.  Forward-

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looking information is subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, uncertainties relating to the availability and costs of financing needed in the future, risks related to the exploration stage of the Company's properties, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world copper or gold markets and equity markets, political developments in Oman or Turkey, the uncertainties involved in interpreting exploration results and other geological data and the other risks disclosed under the heading “Risk Factors” and elsewhere in the Company’s annual report on Form 20-F dated April 30, 2013 relating to the year ended December 31, 2012 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.  Forward-looking information speaks only as of the date on which it is provided and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise.  Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information, please visit our website at www.gentorresources.com, or contact: Dr. Peter Ruxton, President & CEO, United Kingdom Tel: + 44 (0) 7786 111103; or Arnold T. Kondrat, Executive Vice President, Toronto, Ontario, Tel: + 1 (416) 366 2221 or + 1 (800) 714 7938.

Schedule "B"

Gentor Resources Inc.

PRESS RELEASE

Gentor Resources Obtains Operating Licence for Karaburun Project in
Northern Turkey
Forestry Permits Submitted to Permit Drilling of
Karaburun Project VMS Gossans

Private Placement Financing Announced
NOT FOR DISSEMINATION IN THE UNITED STATES

Toronto, Canada – January 22, 2014 - Gentor Resources Inc. ("Gentor" or the "Company") (TSX-V – "GNT") and its joint venture partner in the Karaburun project in northern Turkey, have successfully converted the exploration licence for the Karaburun project to an operating licence.  The operating licence has a tenure of 10 years.  This development clears the way for Gentor and its joint venture partner to apply for forestry permits to drill the Karaburun gossans.  Gentor is proposing a 2,100 metre diamond drill program to test the southerly down-dip extensions of the surface Karaburun gossans – consisting of 12 holes.

Gentor proposes to carry out a non-brokered private placement of 7,500,000 units of the Company (the "Units") at a price of Cdn$0.0525 per Unit for proceeds to the Company of Cdn$393,750.  Each such Unit is to be comprised of one common share of the Company and one warrant of the Company, with each such warrant entitling the holder to purchase one common share of the Company at a price of Cdn$0.07 for a period of two years.  Closing of this financing (the "Financing") is subject to receipt of all necessary approvals, including board and TSX Venture Exchange approvals.  The Company intends to use the proceeds from the Financing for exploration activities related to the Company’s Turkey properties and for general corporate purposes.  Arnold T. Kondrat is the proposed purchaser of all of the Units.  Mr. Kondrat is Executive Vice President and a director of the Company, and currently holds 14,197,500 (or 22.62%) of the outstanding common shares of the Company.

President and CEO of Gentor, Dr. Peter Ruxton, said, “With initial permitting and funding arranged, we look forward to the initial drilling of the recently discovered Karaburun VMS gossans in mid-2014.”

This press release does not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of any of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.  The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or the securities laws of any state of the United States and may not be offered or sold within the United States (as defined

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in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or pursuant to an exemption from such registration requirements.

Karaburun Gossans
The gossans extend east-west over a strike length of 2.5 kilometres within a dominant greenschist volcaniclastic sequence over a stratigraphic thickness of at least 200 metres.  While most of the gossans crop out in an area adjacent to the Gentor joint venture ground, they lie within 150 metres of the Gentor joint venture ground boundary and, importantly, dip 20 to 35 degrees to the south into the Gentor joint venture ground.  The main part of the system exhibits heavily leached ironstone gossan up to 75 metres thick over a strike length of 600 metres and includes exposed massive sulphides and siliceous pyritic volcaniclastics over 300 metres at creek level in rugged terrain.  Minor ancient workings for ironstone have exposed copper silicates in pyritic massive sulphides within the main zone.  Given the impressive size of the exposed system and its multiple stratabound lenticular nature - that is characteristic of Besshi style deposits worldwide - Gentor believes that the Karaburun VMS represents a significantly mineralised system.  Reference is made to the Gentor press release dated December 18, 2013 for additional information in respect of the Karaburun project.

An initial 2,100 metre diamond drilling program is planned for the first half of 2014, following the current winter season and after forestry permit approvals.

Gentor has established good working relations with its Turkish partners to promote local community acceptance and support for detailed exploration.  Gentor believes that it is likely that further mineralised positions will be found in this previously poorly-explored Ophiolite melange terrain in the Kastamonu Region.

Qualified Person
The exploration information disclosed in this press release has been reviewed, verified (including sampling, analytical and test data) and compiled by senior geologists under the direction of Dr. Peter Ruxton, who is a Professional Member of the Institute of Materials, Minerals and Mining (I.M.M.M.), the Company's President and Chief Executive Officer and a "qualified person" (as such term is defined in Canadian National Instrument 43-101 as promulgated by the Canadian Securities Administrators).

About Gentor
Gentor is a mineral exploration company whose projects include copper and gold properties in the Sultanate of Oman and Turkey.  The Company’s strategy is to create shareholder value by developing highly prospective mineral properties around the globe, with current focus in the Sultanate of Oman and Turkey.

In Oman, Gentor is partnered with Al Fairuz Mining Company LLC on its Block 5 exploration tenement and Al Zuhra Mining Company LLC on Block 6.

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Cautionary Notes

Forward-Looking Information:  This press release contains forward-looking information.  All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the closing of the Financing, exploration results, potential mineral resources, potential mineralization and the Company's exploration and development plans) are forward-looking information.  This forward-looking information reflects the current expectations or beliefs of the Company based on information currently available to the Company.  Forward-looking information is subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, uncertainties relating to the availability and costs of financing needed in the future, risks related to the exploration stage of the Company's properties, the possibility that future exploration results will not be consistent with the Company's expectations, failure to complete the proposed Financing, the need to satisfy regulatory and legal requirements with respect to the proposed Financing, changes in world copper or gold markets and equity markets, political developments in Oman or Turkey, the uncertainties involved in interpreting exploration results and other geological data and the other risks disclosed under the heading “Risk Factors” and elsewhere in the Company’s annual report on Form 20-F dated April 30, 2013 relating to the year ended December 31, 2012 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.  Forward-looking information speaks only as of the date on which it is provided and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise.  Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

The United States Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. U.S. investors are cautioned not to assume that any disclosure of mineralization contained in this press release is economically or legally mineable.  U.S. investors are urged to closely consider all of the disclosures in the Company's reports filed pursuant to the United States Securities Exchange Act of 1934 which may be secured from the Company, or from the SEC's website at http://www.sec.gov/edgar.html.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information, please visit our website at www.gentorresources.com, or contact: Dr. Peter Ruxton, President & CEO, United Kingdom Tel: + 44 (0) 7786 111103; or Arnold T. Kondrat, Executive Vice President, Toronto, Ontario, Tel: + 1 (416) 366 2221 or + 1 (800) 714 7938.

Schedule "C"

Gentor Resources Inc.

PRESS RELEASE

Gentor Resources identifies extensive copper-bearing gossans and volcanogenic massive sulphides at the Karaburun Project in Northern Turkey

Gentor has outlined a 2.5 kilometre long volcanogenic massive sulphide (VMS) gossan in
Mesozoic ophiolitic rocks in the Kastamonu-Sinop District of the Central Pontide Region in
northern Turkey, known for its polymetallic VMS deposits including the operating Kure Copper Mine.

Toronto, Canada – December 18, 2013 - Gentor Resources Inc. (“Gentor” or the “Company”) (TSX-V – “GNT”) has outlined a significant metasediment-hosted VMS system in forested terrain near Karaburun about 17 kilometres north-west of Boyabat in the Sinop District of the Central Pontide Region in northern Turkey (Figure 1).  The Karaburun gossans lie in the same stratigraphy as the long-life Kure Copper Mine and a newly discovered large copper resource at Honanu owned by Asya Mining, which lies 20 kilometres to the north-west.

Figure 1- Infrastructure and Copper Mines in Central Pontide Region

The discovery was made during systematic regional mapping initiated by Gentor along strike and in the same Bekirli Formation rocks as the Kure Mine and Honanu VMS deposits.  The VMS gossan lies in and adjacent to one of Gentor’s joint venture properties (see the Company’s press release dated October 7, 2013).

President and CEO of Gentor, Dr. Peter Ruxton, said, “We are very excited about the discovery of the Karaburun VMS gossans - their size and thickness suggests potential for a significant VMS deposit along strike from the operating Kure Copper Mine and recently drilled Honanu copper deposit.  Having secured the down-dip extent of the surface gossan, Gentor is keen to drill Karaburun as soon as possible after the winter snows thaw in April-May 2014.”

Karaburun Gossan
The gossans extend east-west over a strike length of 2.5 kilometres within a dominant greenschist volcaniclastic sequence over a stratigraphic thickness of at least 200 metres.  While most of the gossans crop out in an area adjacent to the Gentor joint venture ground (see Figure 2 below, which shows Gossans No 1 & 2 on the Gentor joint venture ground), they all lie within 150 metres of the Gentor joint venture ground boundary and, importantly, dip 20 to 35 degrees to the south into the Gentor joint venture ground.

The Main part of the system exhibits heavily leached ironstone gossan up to 75 metres thick over a strike length of 600 metres and includes exposed massive sulphides and siliceous pyritic volcaniclastics over 300 metres at creek level in rugged terrain.  Minor ancient workings for ironstone have exposed copper silicates in pyritic massive sulphides within the Main Zone.
\
Figure 2- Rock chip copper values (>1,000 ppm copper results highlighted)

Initial rock geochemical results at Karaburun have defined extensive Cu-Zn-Ag-Au and Co anomalism coincident with stacked stratigraphic mineralised gossan horizons dipping gently south into and within Gentor’s joint venture tenement (as shown in Figure 2).  Rock chip results from predominately highly weathered gossan material yield up to 0.5% copper and up to 1.6g/t gold.  These analyses were completed using XRF techniques at ALS Laboratories in Ankara, Turkey and applying normal laboratory verification procedures.

Summary
Given the impressive size of the exposed system and its multiple stratabound lenticular nature - that is characteristic of Besshi style deposits worldwide - Gentor believes that the Karaburun VMS represents a significantly mineralised system.

An initial 2,100 metre diamond drilling program is planned for the first half of 2014, following the current winter season and after forestry permit approvals, and subject to funding.

Gentor has established good working relations with its Turkish partners to promote local community acceptance and support for detailed exploration of the prospective sequence regionally as well as at Karaburun.  Gentor believes that it is likely that further mineralised positions will be found in this previously poorly-explored Ophiolite melange terrain in the Kastamonu Region.

Qualified Person

The exploration information disclosed in this press release has been reviewed, verified (including sampling, analytical and test data) and compiled by senior geologists under the direction of Dr. Peter Ruxton, who is a Professional Member of the Institute of Materials, Minerals and Mining (I.M.M.M.), the Company's President and Chief Executive Officer and a "qualified person" (as such term is defined in Canadian National Instrument 43-101 as promulgated by the Canadian Securities Administrators).

About Gentor

Gentor is a mineral exploration company whose projects include copper and gold properties in the Sultanate of Oman and Turkey.  The Company’s strategy is to create shareholder value by developing highly prospective mineral properties around the globe, with current focus in the Sultanate of Oman and Turkey.
In Oman, Gentor is partnered with Al Fairuz Mining Company LLC on its Block 5 exploration tenement and Al Zuhra Mining Company LLC on Block 6.

Cautionary Notes

Forward-Looking Information:  This press release contains forward-looking information.  All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding exploration results, potential mineral resources, potential mineralization and the Company's exploration and development plans) are forward-looking information.  This forward-looking information reflects the current expectations or beliefs of the

Company based on information currently available to the Company.  Forward-looking information is subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, uncertainties relating to the availability and costs of financing needed in the future, risks related to the exploration stage of the Company's properties, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world copper or gold markets and equity markets, political developments in Oman or Turkey, the uncertainties involved in interpreting exploration results and other geological data and the other risks disclosed under the heading “Risk Factors” and elsewhere in the Company’s annual report on Form 20-F dated April 30, 2013 relating to the year ended December 31, 2012 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.  Forward-looking information speaks only as of the date on which it is provided and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise.  Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

The United States Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. U.S. investors are cautioned not to assume that any disclosure of mineralization contained in this press release is economically or legally mineable.  U.S. investors are urged to closely consider all of the disclosures in the Company's reports filed pursuant to the United States Securities Exchange Act of 1934 which may be secured from the Company, or from the SEC's website at http://www.sec.gov/edgar.html.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information, please visit our website at www.gentorresources.com, or contact: Dr. Peter Ruxton, President & CEO, United Kingdom Tel: + 44 (0) 7786 111103; or Arnold T. Kondrat, Executive Vice President, Toronto, Ontario, Tel: + 1 (416) 366 2221 or + 1 (800) 714 7938.